SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

CHANGE IN THE COMPOSITION OF THE STATUTORY COMPLIANCE AND AUDIT COMMITTEE

São Paulo, June 3, 2024 – BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK) ("Company"), in compliance with the provisions of article 33, item XXIX of CVM Ruling No. 80/22, announces to its shareholders and to the market in general that the Board of Directors approved in a meeting held on May 29, 2024, the change in the composition of its Statutory Compliance and Audit Committee (“CCAE”), with the election of Mr. Roberto Faldini, replacing Mr. André Amaro da Silveira, in the term until the first meeting of the Board of Directors that occurs after the 2026 Annual General Meeting.

Due to the approved replacement, the CCAE now has the following formation: (i) Gesner José de Oliveira Filho, as CCAE Coordinator; (ii) Carlos Plachta; (iii) Roberto Faldini; (iv) Maria Helena Pettersson; and (v) José Écio Pereira da Costa Junior, the last two being financial experts from CCAE.

Additional information can be obtained from the Investor Relations Department by phone (11) 3576-9531 or by e-mail braskem-ri@braskem.com.br.

CURRICULUM

Roberto Faldini:

Mr. Roberto Faldini was elected as an effective member of the Company’s Board of Directors on May 22, 2019, he has been appointed by the shareholder Novonor S.A. – Em Recuperação Judicial. Mr. Roberto Faldini was reelected on May 29, 2020, on April 19, 2022 and on April 29, 2024. In addition to the Board of Braskem S.A., he is currently a member of the Boards of Irani Papel e Embalagens S.A., Litela S.A. and Cia. Habitasul de Participações. He was a member of the Board of Directors of Novonor S.A. until December 2023. He participates voluntarily as a member of the Board of Trustees of the Dorina Nowill Foundation for the Blind, the Crespi Prado Foundation, where he is also Executive President, and the Norberto Odebrecht Foundation. He is an officer of Ema Gordon Klabin Cultural Foundation. Mr. Roberto Faldini is an Instructor at IBGC – Brazilian Institute for Corporate Governance, a guest professor at Dom Cabral Foundation and an arbitrator of CAM – Market Arbitration Chamber of B3. He participated, since the 1980s, as a member of Board of Directors and Advisory Boards of several companies in Brazil and abroad, among them BOVESPA, Metal Leve, Maraú, Livrarias Siciliano, CPFL, Inpar, Klicknet, Sadia, BRF, BMG, Vulcabrás and Marfrig. He is a co-founder of IBCG – Brazilian Institute for Corporate Governance in 1995, and nowadays he remains active in many of its committees. He is an associated member of IBEF – Brazilian Institute for Financial Executives, and FBN – Family Business Network. He is an Honorary Director of Abrasca, the Brazilian Association of Publicly-Held Companies. For more than 20 years he was executive officer, shareholder and member of the Board of Directors of Metal Leve S.A., as well as Chairman of the Brazilian Securities and Exchange Commission – CVM in 1992. He was the coordinator for 5 years (2002-2007) in the State of São Paulo of the Family Business Core – PDA, of Dom Cabral Foundation. He graduated in Business Administration from Fundação Getúlio Vargas (1972), he has a specialization in (i) Advanced Management from Fundação Dom Cabral and INSEAD Fontainebleau – France (1991); (ii) Entrepreneurship by Babson College (2004); and (iii) Corporate Governance (IFC and IBGC – 2009, 2011, 2013 and 2016). From 2016 to the present, he has continued and continues to participate in several courses and seminars in Brazil and abroad, as well as in events related to Business Strategy, Business Administration, Corporate and Family Governance, aiming at his continuous learning.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.